Exhibit (a)(5)(K)

December 22, 2003

Re:	Starwood increases offer for units of Westin Hotels Limited Partnership to $700 per unit and extends offer until January 23, 2004

Dear Limited Partner:

Starwood Hotels & Resorts Worldwide, Inc. is pleased to inform you that:

•	Today we have increased our offer price to purchase all of the limited partnership units of Westin Hotels Limited Partnership to $700 per unit, less the amount of any cash distributions made or declared with respect to the units on or after December 22, 2003. This is an increase of $75 per unit from our earlier offer. As before, if we purchase your units in the offer, we will pay the $50 transfer fee typically charged to you by the Partnership for transferring the units. This may be your last opportunity to receive such a substantial premium for your units. We believe that our amended offer — the only offer for your units — is a compelling economic opportunity for all unitholders.

•	With this increased offer, we have also extended the period of time during which the offer and related consent solicitation will remain open until 5:00 p.m., Eastern time, on Friday, January 23, 2004, unless further extended.

We urge you to carefully consider the terms of our enhanced offer and to keep in mind the following:

•	Our offer represents at least a $150 premium over other recent offers for the units and a substantial premium over the prices at which units have changed hands in other recently reported transactions. Our offer would provide all unitholders with short-term liquidity at this substantial premium.

•	If you do not tender your units in our offer and consent to the related proposals, you may not have another opportunity to receive such a substantial premium for your units. Our offer is conditioned on more than 50% of the unitholders tendering their units and delivering their consents to us. Accordingly, if this 50% threshold is not exceeded, you will not be able to sell your units to us in this offer. If another party makes a higher offer for your units after you have tendered them to us, you can withdraw them before our offer is consummated and accept the higher offer.

For the reasons discussed in this letter, we believe our offer represents a compelling opportunity for unitholders. You should seriously consider tendering your units and delivering your consents to us after consulting with your financial and tax advisors and considering the information set forth in our Offer to Purchase, which was mailed to you on November 4, 2003.

December 22, 2003

Starwood’s Offer Is an Attractive Option for Unitholders

We believe you and other unitholders should find our offer very attractive:

•	Our offer provides you with a prompt way to receive cash for all of your units;

•	The market for the units is limited. Because the units are thinly traded, if you do not tender your units in our offer you may not otherwise be able to sell them at an attractive price;

•	Our offer price of $700 per unit represents a 27.3% premium over the two recent offers by Kalmia Investors LLC and a 33.3% premium over the offer by Windy City Investments LLC in July 2003. In addition, our offer price represents a 71.6% premium over the weighted average price in transactions reported to the Partnership over the twelve months ended March 31, 2003, which we believe may be a more accurate reflection of the trading range for units absent competing offers;

•	Houlihan Lokey Howard & Zukin Financial Advisors, Inc., the Partnership’s financial advisor, found that the Windy City offer of $525 per unit, which did not include a change of control premium for the Partnership, was fair to unitholders. Our offer represents premiums of 54.2%, 39.0% and 26.6% over the low, middle and high points, respectively, of the range of unit values that Houlihan Lokey determined in analyzing the Windy City offer. We believe that the premiums of our initial and enhanced offers over those values as well as over the Windy City and other recent offers are substantial enough to include a control premium; and

•	We believe that it is unlikely that a superior offer for your units will emerge in the near future:

—	As the Partnership noted in a recent SEC filing, the fact that the Partnership is essentially up for sale is well known in the real estate investment community. Sophisticated investors know they can submit a bid for either the units or the Michigan Avenue Hotel itself, yet no offer superior to Starwood’s offers has been made;

—	Although the Partnership’s financial results have generally improved during the past year, those results have been uneven. The Partnership’s financial results for November 2003 showed a significant decline from November 2002 and the Partnership itself has stated in a recent SEC filing that the recovery in the hotel real estate market may not be sustained;

—	Despite statements by Windy City and other unitholders to the contrary, there can be no assurance that you would receive more per unit than our offer price upon a sale of the Michigan Avenue Hotel by the Partnership; and

—	While we are offering to acquire the Partnership and the Michigan Avenue Hotel on an “as is” basis, other bidders for the hotel itself may require representations and warranties from the Partnership regarding the hotel’s condition and financial performance, as well as a partial purchase price holdback, all of which could reduce the purchase price and delay payment.

December 22, 2003

The Process Has Been Fair

We strongly believe that the process relating to our offer has been fair:

•	The independence of the Partnership’s General Partner with respect to our offer is demonstrated by the Partnership’s neutral position regarding our initial offer (the same position the Partnership took with respect to the Kalmia and Windy City offers), the opinion of Houlihan Lokey that our initial offer was not fair to unitholders and the General Partner’s refusal to meet with us to discuss our offer;

•	The Partnership has retained Houlihan Lokey as its independent financial advisor to evaluate our offer as well as competing offers and a leading international law firm as its legal counsel to provide independent legal advice regarding these matters;

•	We instituted an information screen between the people at Starwood who are involved in our offer and the directors of the Partnership’s General Partner to prevent the unintended exchange of information between Starwood and the Partnership regarding our offer and competing offers;

•	Neither Starwood nor the General Partner has prevented any other party from making a competing offer for the Partnership and there are no legal or structural impediments to another offer. Anyone is free to make a competing offer at a higher price, yet no one has. While Kalmia and Windy City have criticized our earlier offer, the only offers by these entities were at substantially lower prices; and

•	Various unitholders have pointed to a lawsuit filed by two limited partners to suggest that our offer is unfair and the process is flawed. While we take the lawsuit seriously and will vigorously contest it, we believe that it reflects the views of a couple of disgruntled unitholders and we are confident we will resolve it favorably.

Don’t Be Confused by Misleading Opinions from Various Unitholders

Kalmia, Windy City and MacKenzie Patterson Fuller, Inc. are three unitholders that have made various statements that we believe are self-serving or misleading in an attempt to derail our offer. For example:

•	These unitholders have alleged that the General Partner has a conflict of interest that tarnishes the fairness of our offer. However, these same unitholders fail to give any reasonable facts to support this position and ignore the evidence to the contrary, including the existence of the information screen, the Partnership’s neutral position regarding our initial offer, Houlihan Lokey’s opinion that our initial offer was unfair and the General Partner’s refusal to meet with us to discuss our offer;

•	Some of these unitholders have stated that our initial offer price was too low but they fail to point out that they recently made offers for units at substantially lower prices than our initial offer ($625) and our new enhanced offer ($700); and

•	Some of these unitholders have stated that unitholders would receive more upon a liquidation of the hotel than our offer price. Again, however, these unitholders provide little or no support for this position and ignore the fact that no other superior bids for the Partnership or the Michigan Avenue Hotel have been made.

December 22, 2003

How to Accept Our Offer

      In order to accept our offer, please complete the BLUE Agreement of Assignment and Transfer that we mailed to you in November or the copy that is included with this letter. If our offer is successful, you will receive our new offer price of $700 per unit and may retain any distributions made in respect of the units before December 22, 2003, regardless of when you tendered your units to us or which version of the Agreement you may have used. Remember to indicate the number of units you wish to sell in the signature area of the agreement and have it medallion signature guaranteed (your broker can do this or a bank where you have an account).

      The completed agreement should be returned to American Stock Transfer & Trust Company, the Depositary, in the enclosed pre-paid envelope or by facsimile to the following address:

American Stock Transfer & Trust Company

59 Maiden Lane
New York, NY 10038
Telephone: (877) 248-6417
Facsimile: (718) 234-5001

How to Consent to Our Proposals

      To consent to our proposals, please complete, sign, date and return the GREEN Consent Form that we mailed to you in November or the copy that is included with this letter. You may return it to the Depositary in the same pre-paid envelope as you use to return the Agreement of Assignment and Transfer or deliver the Consent Form to the Depositary by facsimile.

      Your vote is important no matter how many units you hold. If you fail to return a Consent Form, it will have the same effect as a vote against the proposals and could limit our ability to carry out the offer.

      If you have any questions, need additional copies of the Offer to Purchase and Solicitation Statement, Agreement of Assignment and Transfer, Consent Form or other document, or need assistance completing the forms required to tender your units and consent to the proposals, please call our information agent, D. F. King & Co., Inc., toll-free at 1-888-605-1957. D.F. King may call you to provide assistance and answer any questions you may have in connection with the offer.

Very truly yours,

Barry S. Sternlicht
Chairman and Chief Executive Officer of
Starwood Hotels & Resorts Worldwide, Inc.